[HARBOR GLOBAL COMPANY LTD. LETTERHEAD]

August 18, 2005

BY FEDEX AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

MAIL STOP 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Steven Jacobs

Re:	Harbor Global Company Ltd.
Form 10-K for the fiscal year ended
December 31, 2004, and filed March 23, 2005
File No. 0-30889

Dear Mr. Jacobs:

This letter sets forth the responses of Harbor Global Company Ltd. (“Harbor Global” or the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2005 (the “Comment Letter”) with respect to Harbor Global’s Form 10-K for the fiscal year ended December 31, 2004, filed with the Commission on March 23, 2005 (the “Form 10-K”).

Concurrently with the delivery of this letter, Harbor Global is filing via EDGAR (a) this letter and (b) Amendment No. 1 on Form 10-K/A (the “Form 10-K/A”), which, in response to the Comment Letter, includes revisions requested by the Commission. Five copies of the Form 10-K/A are enclosed herewith, two of which are marked to show changes from the applicable sections of the Form 10-K.

Responses to Comment Letter

1. Tell us the city and state where your accountants’ reports were issued. In the future filings, please have your accountants provide this information within their accountants’ report as required by Rule 2-02 of Regulation S-X.

We have included in the Form 10-K/A the revised report of PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, which has been revised to include the city and state where the report was issued and make reference to the restatements discussed below. Please refer to pages F-2 and F-3 of the Form 10-K/A. We note the staff’s comment with respect to future filings.

Steven Jacobs

U.S. Securities and Exchange Commission

August 18, 2005

2. Please have your former auditor, Deloitte & Touche LLP, revise their audit report in accordance with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board, for inclusion within an amended filing.

Our former auditor, Deloitte & Touche LLP, reissued their report of independent registered public accounting firm as requested, and such reissued report is included on Page F-3 of the Form 10K/A. The reissued report of Deloitte & Touche LLP also makes reference to the restatements discussed below.

3. In light of the significance of rental income from the Meridian Commercial Tower, please disclose a description of your leasing arrangements, the amounts of contingent rentals included within the income statement, and minimum future rentals on noncancellable leases in accordance with paragraph 23 of SFAS 13.

We have included the requested information in Note 3 to the Consolidated Financial Statements included in the Form 10-K/A. Please refer to page F-14 of the Form 10-K/A.

The Company has determined that in order to properly include the previously omitted SFAS 13, paragraph 23 disclosure in the Company’s Consolidated Financial Statements, under Accounting Principles Board Opinion No. 20, the Company must restate the previously issued financial statements included in the Form 10-K. In connection with such restatement, the Company filed a Current Report on Form 8-K on July 21, 2005 (the “Form 8-K”) to notify investors of such restatement and advise investors not to rely upon the Company’s previously filed Consolidated Financial Statements included in the Form 10-K.

In addition, the Company has identified errors in the classification of securities held to maturity, trading securities and restricted cash which have resulted in the restatement of the consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and quarter ended March 31, 2005. In connection with such restatements, the Company filed an Amendment No. 1 on Form 8-K/A on August 16, 2005 (the “Form 8-K/A”) to notify investors of such restatement and advise investors not to rely upon the Company’s previously filed Consolidated Financial Statements included in the Quarterly report on Form 10-Q for the quarter ended March 31, 2005.

The Company has further determined that the internal control deficiencies that led to the above-described restatements constitute material weaknesses in the Company’s internal controls. As a result of the material weaknesses, the Company has concluded that, as of December 31, 2004 and March 31, 2005, the Company’s disclosure controls and procedures were not effective. Such conclusions have been included in the Form 8-K, Form 8-K/A and Form 10-K/A.

Steven Jacobs

U.S. Securities and Exchange Commission

August 18, 2005

Pursuant to the Comment Letter, Harbor Global hereby acknowledges the following with respect to the Form 10-K and Form 10-K/A filed on August 18, 2005:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure of the filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned at (617) 878-1601 or Harbor Global’s counsel, Lisa S. Trainor, at (508) 405-0366.

Very truly yours,

/s/ Donald H. Hunter
Donald H. Hunter Chief Operating Officer and
Chief Financial Officer

cc:	Howard Efron, Staff Accountant
Securities and Exchange Commission